UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON JULY 3, 2013

DATE, TIME, AND PLACE: July 3, 2013, at 4 p.m., at the Auditorium of Banco Santander (Brasil) S.A.’s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, No. 2.235, 1º mezzanine – Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than ninety three per cent (93%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND PUBLICATIONS: Call Notice published in the Brazilian State Gazette (Diário Oficial do Estado de São Paulo – “DOESP”), in editions of June 18, 19 and 20, 2013, and in the newspaper “Valor Econômico”, in editions of June 18, 19 and 20,, 2013.

AGENDA: To receive the offer of a right of first refusal to acquire eleven billion two hundred and fifty-one million one hundred and seventy-four thousand and nine hundred and fifty-one (11.251.174.951) common shares representing one hundred per cent (100%) of the share capital of Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled with the Brazilian National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 87.376.109/0001-06 (“Zurich Santander Previdência”), pursuant to and for the purposes of article 253, I of Law 6404/76, as a result of the sale by the Company, pursuant to the Stock Purchase Agreement dated July 14, 2011 (as amended, “Stock Purchase Agreement”), in favor of (i) Zurich Santander Insurance America S.L. (formerly, ZS Insurance America S.L.), a holding company headquartered in Spain (“ZS Insurance”), which is held, directly or indirectly, at fifty-one percent (51%) by Zurich Financial Services Ltd. and its affiliates and forty-nine percent (49%) by the Company’s controlling shareholder, Banco Santander, S.A. (“Controlling Company”), noting that such equity interest held by ZS Insurance was later contributed (“Contribution”) to its wholly-owned subsidiary Zurich Santander Holding (Spain) S.L. (“Holding”), a holding company headquartered in Spain, and (ii) Inversiones ZS America SPA, a company headquartered in Chile and fully held by ZS Insurance (“Inversiones ZS” and, jointly with the Holdco, the “Buyers”), all as stated in the Material Facts dated February 22, 2011, July 14, 2011, October 5, 2011, and May 10, 2013 (“Transaction”).

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) the reading of the documents related to the matters to be approved in this Extraordinary Shareholders Meeting was dismissed, given that shareholders are fully aware of their content, and also they were disclosed on the website www.cvm.gov.br on June 17, 2013, as per Instruction CVM nº 481, of December 17th, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) the declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) authorized the drafting of these minutes as a summary, and the publication thereof without the signatures of all shareholders, as provided for under Article 130, paragraphs 1 and 2, of Law No. 6.404/76, respectively.

RESOLUTIONS: (a) as stated in the Call Notice referred above and in the Manual for Participation in Shareholders Meetings referred to therein, both dated June 17, 2013, it was offered to the shareholders of the Company a right of first refusal to acquire eleven billion two hundred and fifty-one million one hundred and seventy-four thousand and nine hundred and fifty-one (11.251.174.951) common shares representing one hundred per cent (100%) of the share capital of Zurich Santander Previdência, pursuant to and for the purposes of article 253, I of Brazilian Corporate Law, in the proportion of 0.0282694005 common shares of Zurich Santander Previdência for each common or preferred share then held in the Company or 2.9682870505  common shares of Zurich Santander Previdência for each Unit held, considering that each Unit represents 55 common shares and 50 preferred shares of the Company on this date, noting that fractional shares will be disregarded upon acquisition; (b)  in compliance with the applicable legal provisions, the period for exercise of the right of first refusal will be of thirty (30) day as from (and including) July 4, 2013, that is, until (and including) August 2, 2013; (c)  it was clarified that, on the terms of the Stock Purchase Agreement and the Contribution, the Controlling Company has already assigned its right of first refusal to the Buyers (“Assignment”), noting that, as a result of the full payment, by the Buyers, of the price stipulated in the Stock Purchase Agreement, the right of first refusal related to the shares held by the Controlling Company through its subsidiaries, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L., and Sterrebeeck, B.V., will be properly exercised, with the clearance with the credit related to the full payment of the respective acquisition price by the Buyers; (d) upon the ending of the period to exercise the right of first refusal, the Company may promote one or more apportionments of eventual unsubscribed shares, or remaining shares of unsubscribed shares, on the terms of the provisions set forth in the article 171, paragraph seven, item “b” of the Law N. 6404/76 (“Unsubscribed Shares”), until there is no more shareholders of the Company interested in acquiring the shares issued by Zurich Santander Previdência; (e)  to the extent that the Buyers have already acquired and paid the total purchase price of the shares issued by Zurich Santander Previdência to Santander Brasil, in each round of Unsubscribed Shares, the Company will calculate the equity interest of the Buyers up to the maximum permitted due to the rights of Unsubscribed Shares related to the shares of the Controlling Company’s group; (f)  the shareholders were informed that: (i) the right of first refusal may be exercised only by those who are shareholders in the Company on this date; (ii) the purchase price of each share of Zurich Santander Previdência is of R$0.1677536612   and such payment shall be made promptly in cash, at the time of the exercise of the right of first refusal, directly to the Company, in the position of depositary institution of the Company’s shares. Such price is net of amounts of dividends and interest on equity capital distributed and paid by Zurich Santander Previdência since October 5, 2011 up to this date, in favor of Holding; (iii) the right of first refusal may be freely transferred by the Company’s shareholders to third parties, pursuant to article 171, paragraph six of Law 6404/76; (iv) the common shares, preferred shares and Units of the Company will be negotiated ex-right of first refusal in the acquisition of shares issued by Zurich Santander Previdência, as from and including July 4, 2013; (v) the shares of Zurich Santander Previdência relating to unexercised rights of first refusal, as well as the shares whose right of first refusal exercise price has not been paid until the stated date, will be deemed definitively disposed of to the Holding; (g)  it was informed, proven and registered, as informed by the Company in the Material Fact dated October 5, 2011, the holding companies controlled by Banco Santander S.A., controlling shareholder of the Company, the Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck, B.V., assigned their respective rights of first refusal to acquire the shares of Zurich Santander Previdência, which, on the reference date of May 31, 2013, represent approximately 74.98% of the shares of Zurich Santander Previdência; (h) it was informed that a Notice to Shareholders of the Company will be published in order to communicate the issues addressed in this general meeting; and (i)  this general meeting does not constitute an offer of any securities for sale.  The shares of Zurich Santander Previdência are offered to the shareholders of the Company solely as a result of the applicable Brazilian legal provisions. The shares of Zurich Santander Previdência will not be registered under the U.S. Securities Act of 1933 and, accordingly, the depositary of the Company’s American Depositary Receipt (ADR) program may not exercise the rights of first refusal on behalf of the holders of the Company’s ADRs holders or make such rights available to the holders of the Company’s ADRs.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders. São Paulo, July 3rd, 2013.  BOARD: Mr. Marco Antônio Martins de Araújo Filho – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antônio Martins de Araújo Filho

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 3, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer